SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 35-3.0039609.0

MATERIAL FACT

Pursuant to article 2 of CVM Instruction 358, Companhia Siderúrgica Nacional (“CSN”) hereby informs its shareholders and the market in general that on April 27, 2016, the Council for Economic Defense (“CADE”), Brazil’s antitrust authority, decided to grant CSN the one-off right to exercise its political rights regarding Usinas Siderúrgicas de Minas Gerais S.A. (“USIMINAS”), which had been fully suspended due to a previous decision by CADE and the signature of the Performance Commitment Term within the scope of the monopolistic act nº 08012.009198/2011-21, regarding the acquisition by CSN of an equity stake in USIMINAS.

In view of the decision issued today, CSN will be allowed to participate in USIMINAS’ Annual Shareholders’ Meeting of April 28, 2016, exclusively to elect two members of the Board of Directors and one member of the Fiscal Council, as well as their respective alternates. A representative of CADE is expected to monitor said Annual Shareholders’ Meeting in order to ensure the procedure's correctness and CSN’s exercise of its political rights within the limit of CADE’s decision.

The candidates approved by CADE are (i) Gesner José Oliveira Filho, (ii) Ricardo Antonio Weiss, (iii) Derci Alcantara (alternate) and (iv) Sonia Julia Sulzbeck Villalobos (alternate) for the Board of Directors, and (v) Wagner Mar and (vi) Pedro Carlos de Mello (alternate) for the Fiscal Council. The Board members appointed by CSN shall sign a term of commitment with CADE and maintain full independence from CSN.

CADE’s decision is in line with the agency’s purpose of maintaining the financial health of USIMINAS, one of Brazil’s largest steelmakers, as well as ensuring a healthy competitive environment in the domestic steel market.

São Paulo, April 27, 2016.

Paulo Rogério Caffarelli

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 27, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Rogério Caffarelli
Paulo Rogério Caffarelli Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.